August 8, 2019

Pablo Cagnoni
Chief Executive Officer
Rubius Therapeutics, Inc.
399 Binney Street, Suite 300
Cambridge, MA 02139

       Re: Rubius Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 1, 2019
           File No. 333-232955

Dear Mr. Cagnoni:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock
Choice of Forum , page 11

1.     Your exclusive forum provision in Section 8 of your bylaws, filed as
Exhibit 3.2, does not
       explicitly address actions brought under the Exchange Act, and your description of the exclusive forum provision on page 11 of your prospectus is inconsistent with your disclosure on page 126 of your Form 10-K for the fiscal year ended December 31,
       2018 and with your disclosure on page 79 of your registration statement on Form S-1
       (333-225840). Your prospectus states that the Delaware Forum Provision does not apply to Exchange Act claims and that the Federal Forum Provision applies only to Securities
       Act claims. Your Form 10-K states that, if the Chancery Court of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware is
 Pablo Cagnoni
Rubius Therapeutics, Inc.
August 8, 2019
Page 2
         the exclusive forum for any such claims and that the federal district court for the District of Massachusetts is the exclusive forum for Securities Act claims. Your registration statement on Form S-1 states that the federal district court for the District of
         Massachusetts is the exclusive forum for Securities Act and Exchange Act claims. Please tell us how Section 8 of your bylaws applies to Exchange Act claims and amend the disclosure on page 11 of your prospectus, if necessary. In this regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNamePablo Cagnoni                                Sincerely,
Comapany NameRubius Therapeutics, Inc.
                                                               Division of
Corporation Finance
August 8, 2019 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName